================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the quarterly period ended June 30, 2001

                                 ---------------

                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----          -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   ---     ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                          QUARTERLY REPORT ON FORM 6-K
                              FOR THE PERIOD ENDED
                                  JUNE 30, 2001

                                      INDEX



PART I - FINANCIAL INFORMATION

ITEM 1.       Financial Statements................................................................................4
              Audited Consolidated Balance Sheet as of December 31, 2000 And Unaudited Consolidated Balance
              Sheet as of June 30, 2001...........................................................................4

              Unaudited Consolidated Statements of Operations for the Three Months Ended June 30, 2001 and
              June 30, 2000 and for the Six Months Ended June 30, 2001 and June 30, 2000..........................6

              Unaudited Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2001 and
              June 30, 2000.......................................................................................7

              Audited Consolidated Statement of Shareholders' Equity for the Year Ended December 31, 2000
              and Unaudited Consolidated Statement of Shareholders' Equity for the Six Months Ended June 30,
              2001................................................................................................8

              Notes to the Unaudited Consolidated Financial Statements............................................9

ITEM 2.       Management's Discussion and Analysis of Financial Condition and Results of Operations..............15

ITEM 3.       Quantitative and Qualitative Disclosures about Market Risk.........................................25

PART II - OTHER INFORMATION

SIGNATURES.......................................................................................................27


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K includes "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "should", "would be", "seek" or "anticipate" or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

         o Our anticipated expansion plans for our network and growth strategies,

         o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,

         o        Our expectation of the competitiveness of our services,

         o        Our intention to introduce new products and services,

         o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and

         o        Our ability to compete, both nationally and internationally.

         In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Quarterly Report might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                           PRESENTATION OF INFORMATION

         Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). As of January 1, 2000, we publish our financial statements in euro. Prior to this date we published our financial statements in Dutch guilders.

         In this document, references to "euro" or "(euro)" are to the currency introduced at the start of the third stage of Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands, and references to "U.S. dollars" or "$" are to United States dollars. Solely for the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translation of euro into U.S. dollars has been made at $0.8474 per (euro)1.00, the noon buying rate on June 30, 2001. The noon buying rate is the rate announced by the Federal Reserve Bank of New York for customs purposes as the rate in the City of New York for cable transfers in foreign currencies.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 2000 AND UNAUDITED CONSOLIDATED
                        BALANCE SHEET AS OF JUNE 30, 2001
                             (Amounts in thousands)

                                                             December 31, 2000                 June 30, 2001
                                                         -------------------------  -----------------------------------
                                                                                               (unaudited)
                                                                   (euro)                 (euro)                 US$
ASSETS

Current Assets:
   Cash and cash equivalents..........................                61,618                  53,797            45,588
   Marketable securities..............................             1,116,249                 903,346           765,495
   Restricted cash, current portion...................                26,009                       -                 -
   Accounts receivable, net...........................                74,807                  78,044            66,135
   Inventory, net.....................................                 9,804                  13,079            11,083
   Unbilled revenues..................................                12,327                   9,808             8,311
   Prepaid expenses and other.........................                51,568                  36,421            30,863
                                                                   ---------               ---------         ---------
     Total current assets.............................             1,352,382               1,094,495           927,475
                                                                   ---------               ---------         ---------

Fixed Assets:
   Property, plant and equipment, net.................               591,391                 686,946           582,118
   Construction in progress...........................               175,766                 187,838           159,174
                                                                   ---------               ---------         ---------
     Total fixed assets...............................               767,157                 874,784           741,292
                                                                   ---------               ---------         ---------

Investment, at cost...................................                   -                       120               102
Capitalized finance costs, net........................                41,435                  38,043            32,237
Other non-current assets..............................                11,003                   5,549             4,703
Goodwill, net.........................................               245,663                 232,016           196,610
                                                                   ---------               ---------         ---------

Total assets..........................................             2,417,640               2,245,007         1,902,419
                                                                   =========               =========         =========

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 2000 AND UNAUDITED CONSOLIDATED
                        BALANCE SHEET AS OF JUNE 30, 2001
                             (Amounts in thousands)

                                                             December 31, 2000                 June 31, 2001
                                                         -------------------------  -----------------------------------
                                                                                               (unaudited)
                                                                  (euro)                  (euro)               US$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable..................................               128,716                  129,370           109,628
   Accrued liabilities...............................               218,152                  199,679           169,208
   Unearned revenue.................................                 16,461                   18,468            15,650
   Current portion of capital lease obligations......                 1,334                    1,422             1,205
                                                                  ---------                ---------         ---------
     Total current liabilities.......................               364,663                  348,939           295,691
                                                                  ---------                ---------         ---------

Capital lease obligations, net of current portion....                 1,369                    6,010             5,093
Long-term liabilities................................                25,648                   27,564            23,358
Long-term debt.......................................             1,684,642                1,754,830         1,487,043
                                                                  ---------                ---------         ---------
     Total liabilities...............................             2,076,322                2,137,343         1,811,185
                                                                  ---------                ---------         ---------

Shareholders' Equity:
   Ordinary shares, NLG 0.05 par value, 91,331,737 and
   89,661,986 issued and outstanding as of June 30,
   2001 and December 31, 2000 respectively...........                 2,033                    2,073             1,757
   Additional paid-in capital........................             1,019,015                1,021,271           865,425
   Warrants..........................................                   722                      336               285
   Deferred compensation.............................              (19,270)                 (15,517)          (13,150)
   Accumulated deficit...............................             (661,182)                (900,499)         (763,083)
                                                                  ---------                ---------         ---------
     Total shareholders' equity......................               341,318                  107,664            91,234
                                                                  ---------                ---------         ---------

Total liabilities and shareholders' equity...........             2,417,640                2,245,007         1,902,419
                                                                  =========                =========         =========

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000
          AND FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000
              (Amounts in thousands, except for per share amounts)

                                                    Three Months Ended June 30,               Six Months Ended June 30,
                                                ------------------------------------      ------------------------------------
                                                  2000                 2001                 2000                2001
                                                --------      ----------------------      --------      ----------------------
                                                 (euro)         (euro)         US$         (euro)        (euro)         US$
OPERATING REVENUES ........................       46,504        63,029        53,411        75,679       124,774       105,733
OPERATING EXPENSES:
Cost of revenues, excluding depreciation ..       33,072        39,343        33,339        55,284        79,540        67,402
Selling, general and administrative .......       52,983        44,227        37,478        89,728        91,547        77,577
Restructuring expense .....................         --            --            --            --           7,500         6,356
Depreciation and amortization .............       21,369        35,091        29,736        36,653        65,412        55,430
                                                --------      --------      --------      --------      --------      --------
     Total operating expenses .............      107,424       118,661       100,553       181,665       243,999       206,765
                                                --------      --------      --------      --------      --------      --------
     Operating Loss .......................      (60,920)      (55,632)      (47,142)     (105,986)     (119,225)     (101,032)

OTHER INCOME (EXPENSES):
Foreign currency exchange gains (losses),
  net .....................................       (1,251)      (24,237)      (20,538)      (25,325)      (61,730)      (52,309)
Interest income ...........................       14,295        12,051        10,212        23,524        26,308        22,293
Interest expense ..........................      (44,874)      (46,156)      (39,113)      (73,172)      (90,689)      (76,850)
Result from investments ...................        2,267          --            --           2,267           147           125
                                                --------      --------      --------      --------      --------      --------
     Total other income (expenses) ........      (29,563)      (58,342)      (49,439)      (72,706)     (125,964)     (106,741)
Loss before income taxes, minority share
 and extraordinary item ...................      (90,483)     (113,974)      (96,581)     (178,692)     (245,189)     (207,773)
                                                --------      --------      --------      --------      --------      --------
Credit from income taxes ..................         --            --            --              41          --            --
                                                --------      --------      --------      --------      --------      --------
Net loss before minority share and
extraordinary item ........................      (90,483)     (113,974)      (96,581)     (178,651)     (245,189)     (207,773)
Minority share ............................          425          --            --             792          --            --
                                                --------      --------      --------      --------      --------      --------
Net loss before extraordinary item ........      (90,058)     (113,974)      (96,581)     (177,859)     (245,189)     (207,773)
Extraordinary item ........................         --           5,872         4,976          --           5,872         4,976
                                                --------      --------      --------      --------      --------      --------
     Net loss .............................      (90,058)     (108,102)      (91,605)     (177,859)     (239,317)     (202,797)
                                                ========      ========      ========      ========      ========      ========
Net loss per share before Extraordinary
Item (Basic and Diluted) ..................        (1.05)        (1.25)        (1.06)        (2.14)        (2.71)        (2.30)
Net loss per share after Extraordinary Item
(Basic and Diluted) .......................        (1.05)        (1.19)        (1.01)        (2.14)        (2.65)        (2.24)
Weighted average number of shares
outstanding
Basic .....................................       85,996        91,101        91,101        83,016        90,397        90,397
Diluted ...................................      106,900       108,834       108,834       101,386       109,052       109,052

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2000
                             (Amounts in thousands)

                                                                                                    Six Months Ended
                                                                                        ----------------------------------------
                                                                                        June 30, 2000        June 30, 2001
                                                                                        -------------   ------------------------
                                                                                             (euro)       (euro)          US$
Cash Flows from Operating Activities:
     Net loss .........................................................................     (177,859)     (239,317)     (202,797)
Adjustments to reconcile net loss to net cash used in operating activities--
     Depreciation and amortization ....................................................       36,653        65,412        55,430
     Amortization finance cost ........................................................        3,063         3,510         2,974
       Loss (profit) on disposal of fixed assets ......................................        2,826        (7,801)       (6,611)
       Accreted interest on convertible notes .........................................       10,890        15,864        13,443
       Stock based compensation .......................................................         --           3,752         3,179
     Deferred income ..................................................................        2,825        (4,209)       (3,567)
       Profit on extinguishment of debt ...............................................         --          (5,872)       (4,976)
     Exchange loss on long-term debt and restricted cash ..............................       32,235        61,730        52,310
Changes in other operating assets and liabilities
     Accounts receivable ..............................................................      (29,346)       (3,237)       (2,743)
     Inventory ........................................................................       (3,022)       (3,275)       (2,775)
     Prepaid expenses and other .......................................................      (12,589)       22,749        19,278
     Accounts payable .................................................................       13,972           662           562
     Accrued liabilities ..............................................................       27,701       (14,653)      (12,417)
                                                                                          ----------    ----------    ----------
     Net cash used in operating activities ............................................      (92,651)     (104,685)      (88,710)
                                                                                          ==========    ==========    ==========

Cash Flows from Investing Activities:
     Capital expenditures .............................................................     (177,152)     (139,349)     (118,084)
     Finance costs of senior notes and convertible notes ..............................      (19,728)         --            --
     Acquisition of business, net of cash acquired ....................................      (93,764)         (120)         (102)
       Purchase of marketable securities ..............................................   (1,572,491)     (824,743)     (698,887)
       Sales of marketable securities .................................................      632,558     1,037,646       879,301
                                                                                          ----------    ----------    ----------
     Net cash used in (from) investing activities .....................................   (1,230,577)       73,434        62,228
                                                                                          ==========    ==========    ==========

Cash Flows from Financing Activities:
     Payments under capital lease obligations .........................................      (34,468)       (1,658)       (1,404)
     Proceeds from (redemption of) short-term loans ...................................       12,534        (3,270)       (2,771)
     Proceeds from long-term debt .....................................................       25,414         1,917         1,624
     Proceeds from (redemption of) senior notes and convertible notes .................      667,299        (3,569)       (3,024)
     Restricted cash paid as interest .................................................       14,161        28,100        23,812
     Warrants exercised ...............................................................        1,615           293           248
     Proceeds exercised options .......................................................        1,486         1,093           926
     Shareholder contributions ........................................................      241,109           524           444
                                                                                          ----------    ----------    ----------
     Net cash provided by financing activities ........................................      929,150        23,430        19,855
                                                                                          ==========    ==========    ==========

Net Increase (Decrease) in Cash .......................................................     (394,078)       (7,821)       (6,627)
Cash, beginning of the period .........................................................      824,315        61,618        52,215
                                                                                          ----------    ----------    ----------
Cash, end of the period ...............................................................      430,237        53,797        45,588
                                                                                          ==========    ==========    ==========

Supplemental Disclosures of Cash Flow Information:
     Cash paid for--
       Interest (net of amounts capitalized) ..........................................       44,934        77,897        66,010

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

             AUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               FOR THE YEAR ENDED DECEMBER 31, 2000 AND UNAUDITED
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

     (Amounts in thousands of euros, except for share and per share amounts)

                                     Number of                  Additional
                                      shares         Ordinary      paid-in                   Deferred     Accumulated
                                    outstanding       shares       capital      Warrants  Compensation     deficit         Total
                                    -----------       ------       -------      --------  ------------     -------         -----
                                                      (euro)       (euro)        (euro)      (euro)         (euro)         (euro)
Balance, December 31, 1999 .........  79,224,986        1,797      743,619        2,088          --        (239,835)      507,669
Shareholders contributions .........   5,100,000          116      238,411         --            --            --         238,527
Shares issued for acquisition ......     221,371            5        4,316         --            --            --           4,321
Stock options exercised ............   2,221,626           49        2,696         --            --            --           2,745
Warrants exercised .................   2,893,913           66        3,669       (1,366)         --            --           2,369
Deferred compensation ..............        --           --         26,304         --         (26,304)         --            --
Amortization of deferred
compensation .......................        --           --           --           --           7,034          --           7,034
Net loss ...........................        --           --           --           --            --        (421,347)     (421,347)
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------
Balance, December 31, 2000 .........  89,661,896        2,033    1,019,015          722       (19,270)     (661,182)      341,318
Shares issued for acquisition ......       7,500            1          524         --            --            --             525
Stock options exercised ............     927,633           17        1,070         --            --            --           1,087
Warrants exercised .................     734,718           22          662         (386)         --            --             298
Amortization of deferred
compensation .......................        --           --           --           --           3,753          --           3,753
Net loss ...........................        --           --           --           --            --        (239,317)     (239,317)
                                      ----------   ----------   ----------   ----------    ----------    ----------    ----------
Balance June 30, 2001 ..............  91,331,747        2,073    1,021,271          336       (15,517)     (900,499)      107,664
                                      ==========   ==========   ==========   ==========    ==========    ==========    ==========

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS

                         AS OF JUNE 30, 2001 AND FOR THE
                    THREE MONTHS ENDED JUNE 30, 2000 AND 2001
               AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001

1.       Financial Presentation and Disclosures

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its wholly owned subsidiaries (the "Company") have been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of June 30, 2001, and the results of operations and cash flows for the six months ended June 30, 2000 and 2001.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 2000 audited financial statements and the notes related thereto, filed on Form 20-F. The results of operations for the three and six months ended June 30, 2001 may not be indicative of the operating results for the full year.

         1.1      Subsidiaries and Investments

         The consolidated financial statements include the accounts of the Company and all entities in which the Company has a controlling voting interest ("Subsidiaries"). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by the Company. All significant intercompany transactions have been eliminated.

         Minority interest in the consolidated statement of operations represents the minority shareholders' share of the income or loss of the consolidated subsidiaries. The minority interest in the consolidated balance sheet reflect the original investment by these minority shareholders in the consolidated subsidiaries, adjusted for their proportional share of the income or loss of the subsidiary. When the minority interest amount in the consolidated balance sheet is fully offset by losses of the subsidiary, the Company recognized the entire net loss of such subsidiary.

         Investments are stated at the lower of cost and net realizable value.

         1.2      Recently issued Accounting Standards

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognised if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that companies will recognise more intangible assets under SFAS No. 141 than its predecessor, APB Opinion No.16 although in some instances previously recognised intangibles will be subsumed into goodwill.

         Under SFAS No. 142, goodwill will no longer be amortised on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortised. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognised intangible assets will continue to be amortised over their estimated useful lives.

         SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortised. On adoption the company may need to record a cumulative effect adjustment to reflect the impairment of previously recognised intangible assets. In addition, goodwill on prior business combinations will cease to be amortised. The company has not yet quantified the impact of adopting SFAS 141 and SFAS 142 on the financial statements.

         1.3      Recently adopted Accounting Standards

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for derivative instruments and hedging activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

         In June 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 138, Accounting for Certain Derivative Instruments, an amendment of SFAS No. 133. Accounting for derivative Instruments and hedging Activities. SFAS No. 133 is effective for all years beginning after June 15, 2000. (January 1, 2001 for Versatel) SFAS No.133 requires that all derivative instruments be recorded on the balance sheet at their current value. Changes in current value of derivatives are recorded in the statement of operations as comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is the type of hedge transaction. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Company subsequently implemented these statements as of January 1, 2001 without any material impact on its financial position or results of operations.

         1.4      Extraordinary item

         The company extinguished some of its long-term debt instruments and realized an extraordinary profit of (euro)5.9 million on these transactions.

         1.5      Reclassification

         Certain prior period balances have been restated to conform to current year presentation.

2.       Current Events

         During January 2001, the Company granted 150,000 stock options and during June 2001 the Company granted 1,253,600 stock options under the 2000 Stock Option Plan. As of June 30, 2001, the Company has granted 2,937,100 of the 3,000,000 options under the 2000 Stock Option Plan as approved by the Supervisory Board. The Company expects to grant the remaining 62,900 options, along with the remaining 591,500 options under the 1999 Stock Option Plan, under the terms of the 2000 Stock Option Plan during the remainder of 2001.

3.       Organizational restructuring

         In March 2001, the Company initiated a restructuring plan for its operations in The Netherlands and Germany. Under the plan, the Company identified approximately 300 employees to be terminated. The restructuring was initiated to enable the Company to realize synergies existing in its operations resulting from its increased operations.

         As a result of this restructuring, Versatel recognized a one-time charge of (euro)7.5 million in the first quarter of 2001 to cover restructuring costs. Versatel incurred cash payments amounting to (euro)1.8 million during the quarter ended June 30, 2001 to cover employee termination cost and idle office space. It is expected that the remaining restructuring payments will be incurred during the remainder of 2001 and 2002.

         Total annual savings in selling, general and administrative expenses and cash flows are estimated to be approximately (euro)15.0 million, with
(euro)10.0 million of such savings expected to be realized in 2001.

4.       Foreign Currency Transactions

         The Company's functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transaction.

         At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

         For the six months ended June 30, 2001, the Company realized a net exchange loss of (euro)61.7 million. An exchange loss of (euro)64.0 million was realized on the U.S. Dollar denominated long-term debt ($225,000,000 13 1/4% Senior U.S. Dollar Notes due 2008, $150,000,000 13 1/4% Senior U.S. Dollar Notes due 2008 and $180,000,000 11 7/8% Senior U.S. Dollar Notes due 2009). In the same period, an exchange gain of (euro)1.7 million was realized on cash denominated in U.S. dollars in the amount of (euro)13.6 million and an exchange gain of (euro)0.6 million was realized on other activities.

5.       Restricted Cash

         On May 15, 2001, the Company's funds that had been placed in escrow to cover interest payments on the high yield notes issued in 1998 had been exhausted. The Company will need to substantially increase its net cash flow in order to meet its debt service obligations.

6.       Financial Condition and Operations

         For the three and six months ended June 30, 2001, the Company had a loss of (euro)108.1 million and (euro)239.3 million respectively. In addition, the Company had an accumulated deficit of (euro)900.5 million as of June 30, 2001.

         Although the Company expects to incur operating losses and net losses for the foreseeable future, it has a positive working capital of (euro)745.6 million at June 30, 2001, and cash and cash equivalents and marketable securities balances of (euro)957.1 million which, together with other available financing and cash flows from operations, will provide the Company with sufficient capital to fund its planned capital expenditures, as well as for acquisitions and anticipated losses until the beginning of 2004. Although the Company currently maintains significant cash balances, it may require additional capital earlier than anticipated to continue funding the expansion and development of its network and service offerings as well as for acquisitions.

7.       Segmental reporting

         Until 1999, the Company essentially managed its business as one segment. The Company's substantial growth during 2000 led the Company to formally manage its business by different segments on a service per customer type level and on a geographical basis. Accordingly, these segments are presented below. As an indicator of our level of activity, gross billings are also included in the tables below.

Revenues

         The Company's revenues on a service by customer type is divided as follows:

                                              Year ended       Three Months ended       Six Months Ended
                                             December 31,            June 30,                June 30,
                                            --------------   -----------------------    ---------------------
                                                 2000          2000         2001         2000          2001
                                              ----------     --------     --------      --------    ---------
                                                                  (euro in thousands)
    Revenues
    Business customers
        Voice........................           70,833       17,656       19,023        31,780         42,885
        Data.........................           25,909        6,660       13,144        12,412         24,275
        Internet.....................           26,378       10,409       10,693        13,253         20,557
    Residential customers
        Voice........................            9,012        2,540        4,113         3,277          7,462
        Internet.....................           11,650        1,205        2,961         2,447          5,964
    Carrier Services customers
        Voice (1)....................           18,098        5,833        4,253         6,590          8,966
        Data.........................           10,982        1,468        2,355         2,550          4,365
        Other........................            8,607          733        6,487         3,370         10,300
                                               -------       ------       ------        ------        -------
    Total............................          181,469       46,504       63,029        75,679        124,774
                                               =======       ======       ======        ======        =======
--------------
(1)  Gross Billings                             18,098        5,833        9,745         6,590         14,458

         The Company's revenues presented on a geographical basis is divided as follows:

                                              Year ended       Three Months ended       Six Months Ended
                                             December 31,            June 30,                June 30,
                                            --------------   -----------------------    ---------------------
                                                 2000          2000         2001         2000          2001
                                              ----------     --------     --------      --------    ---------
                                                                  (euro in thousands)
    Revenues
     The Netherlands .......................... 116,804       24,767         44,365      45,562       75,857
     Belgium...................................  21,634        5,554          4,190       8,744       17,432
     Germany (1)...............................  43,031       16,183         14,474      21,373       31,485
                                                -------       ------         ------      ------      -------
        Total.................................. 181,469       46,504         63,029      75,679      124,774
                                                =======       ======         ======      ======      =======
---------------------------
(1)  Gross Billings                              43,031       16,183         19,966      21,373       36,977

Adjusted EBITDA

         Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expense, deferred compensation and foreign exchange gain (loss).

         Due to the integrated nature of the Company's activities a meaningful breakdown of the Adjusted EBITDA between services per customer type is not presented here.

         The Company's Adjusted EBITDA presented on a geographical basis is divided as follows:

                                              Year ended       Three Months ended       Six Months Ended
                                             December 31,            June 30,                June 30,
                                            --------------   -----------------------    -------------------
                                                 2000          2000         2001         2000       2001
                                              ----------     --------     --------      ------    ---------
                                                                  (euro in thousands)
The Netherlands (1) ...................        (88,460)     (27,201)        (1,611)    (48,010)   (23,013)
Belgium................................        (19,183)      (5,002)       (11,628)     (9,242)   (14,403)
Germany................................        (57,847)      (7,348)        (7,302)    (12,081)   (16,397)
                                               -------     --------        -------     -------    -------
     Total.............................       (165,490)     (39,551)       (20,541)    (69,333)   (53,813)
Amortization of deferred
compensation...........................          7,034            -          1,249           -      3,752
                                              --------      -------        -------     -------    -------
Adjusted EBITDA after deferred
compensation adjustment................       (158,456)     (39,551)       (19,292)    (69,333)   (50,061)
                                              ========      =======        =======     =======    ========

-------------------
         (1) Includes all corporate overhead and network service components


Fixed assets

         Due to the integrated nature of our activities a meaningful breakdown of the fixed assets between services per customer type is not presented here.

         The Company's fixed assets presented on a geographical basis is divided as follows:

                                             December 31, 2000     June 30, 2001
                                                   (euro in thousands)

The Netherlands.............................     346,494               416,741
Belgium.....................................      76,634                78,642
Germany.....................................     168,263               191,563
                                                --------               -------
     Total..................................     591,391               686,946
                                                ========               =======

8.       Commitments not reflected in the Balance sheet

         Commitments in connection with the rollout of the Company's network not yet recorded on the balance sheet amount to approximately (euro)20.7 million as of June 30, 2001.

         The guarantees issued as of June 30, 2001 on behalf of third parties amount to (euro)5.4 million.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We are a rapidly growing, competitive communications network operator in our target market of the Benelux and northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

          o Direct Access Services -- high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, leased lines, DSL or radio technologies.

          o Indirect Access Services -- business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our "1611" carrier select code.

          o Carrier Services -- other telecommunications, data and Internet service providers that are either directly or indirectly connected to our network.

         In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands.

         Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focussed on providing services to small- and medium sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to larger businesses. We continually strive to develop new products and services, which we are able to provide to both existing and new customers. Another key component of our growth is our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allows us to rapidly connect customers to our network. Currently, we focus on connecting customers to our network primarily through our own fiber and DSL. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can easily expand services to such customer without incurring substantial additional investment costs.

         As of June 30, 2001, we have completed construction of approximately 2,029 kilometers of fiber-ready duct in the Benelux for the Benelux overlay sections. As of June 30, 2001, we have also completed the construction of 50 business park rings, 28 city rings and 69 "near overlay sections" with a total local access extension of 1,137 kilometers in the Benelux and 663 kilometers in Germany. To date, the majority of the initially planned construction of our backbone network has been completed. However, we are still negotiating an IRU for approximately 400 kilometers of backbone fiber in the north of The Netherlands and we will continue to expand our backbone network as attractive business opportunities arise. Also, we had 1,228 buildings connected to our network in the Benelux (including 143 co-location facilities) and 315 buildings directly connected to our network in Germany.

         As we continue to expand our operations, we anticipate that net losses will also continue to be significant due to the selling, general and administrative costs related to the expansion of our business, the leasing of access and transmission capacity, and increasing depreciation and amortization costs resulting from the continuing build-out of our network and interest charges associated with our outstanding debt. In addition, currency fluctuations between the euro and the U.S. dollar may have an adverse impact on our net income as a result of our U.S. dollar denominated indebtedness.

Revenues

         Generally, our services can be characterized as voice, data and Internet services. As such, we derive our revenues both from minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice) and from fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions (Svianed, VEW Telnet and KomTel) and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

         Historically, we have priced our communications services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. Such reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In The Netherlands, KPN Telecom recently slightly increased its prices per minute of telecommunication traffic. However, the long-term trend is still one of decreasing prices per minute. Any reductions are expected to have an adverse impact on our revenues as we also respond by decreasing our prices. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

         A substantial portion of our revenues is attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, Internet Web-hosting and LAN-to-LAN Interconnect services. For the quarter ended June 30, 2001, 46% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected to our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers.

         Certain premium dial in services of Komtel are accounted for on a net basis, not on a gross basis. For these services, Versatel collects per minute revenue from Deutsche Telecom and then passes a portion of these revenues on to a local content provider. Revenues only include that portion of gross billings that are not passed on to third parties. Gross billings include all amounts received from Deutsche Telecom for these premium dial in services. For comparative purposes only, this Form 6-K also contains amounts in gross billings (as well as the resulting cost of revenues relating to gross billings) to more accurately show the growth in our operations. There is no impact on Operating loss, Loss before income taxes and Net loss (after taxes).

         The following table sets forth the total revenues attributable to our operations for the year ended December 31, 2000 and for the three and six months ended June 30, 2000 and June 30, 2001. As an indicator of our level of activity, gross billings are also included in the tables below.

                                            Year ended        Three Months ended        Six Months Ended
                                           December 31,            June 30                   June 30,
                                          --------------- ------------------------- ------------------------
                                                2000          2000         2001         2000          2001
                                             -----------     --------     --------    ---------      -------
                                                               (euro in thousands)

  Revenues
    Business customers
        Voice........................           70,833       17,656       19,023        31,780       42,885
        Data.........................           25,909        6,660       13,144        12,412       24,275
        Internet.....................           26,378       10,409       10,693        13,253       20,557
    Residential customers
        Voice........................            9,012        2,540        4,113         3,277        7,462
        Internet.....................           11,650        1,205        2,961         2,447        5,964
    Carrier Services customers
        Voice (1)....................           18,098        5,833        4,253         6,590        8,966
        Data.........................           10,982        1,468        2,355         2,550        4,365
        Other........................            8,607          733        6,487         3,370       10,300
                                               -------       ------       ------        ------      -------
    Total............................          181,469       46,504       63,029        75,679      124,774
                                               =======       ======       ======        ======      =======

 ------------------
(1)  Gross Billings                             18,098        5,833        9,745         6,590       14,458


Geographical focus

         We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the year ended December 31, 2000 and the three and six months ended June 30, 2000 and June 30, 2001 was as follows:

                                            Year ended        Three Months ended        Six Months Ended
                                           December 31,            June 30                   June 30,
                                          --------------- ------------------------- ------------------------
                                                2000          2000         2001         2000          2001
                                             -----------     --------     --------    ---------      -------
                                                               (euro in thousands)
    Revenues
     The Netherlands ......................     116,804       24,767         44,365       45,562      75,857
     Belgium...............................      21,634        5,554          4,190        8,744      17,432
     Germany (1)...........................      43,031       16,183         14,474       21,373      31,485
                                                -------       ------         ------       ------     -------
        Total..............................     181,469       46,504         63,029       75,679     124,774
                                                =======       ======         ======       ======     =======
---------------------------
(1)  Gross Billings                              43,031       16,183         19,966       21,373      36,977

Customers

         Historically, we generated our revenues from small- and medium-sized business customers. Beginning in 1999, we started to generate revenues from larger customers, such as the Gak Group, which represented 5.9% of our revenues for the six months ended June 30, 2001. We currently partake in a competitive bidding process to maintain the GAK group as a client, and we expect the results of the bidding process in the last quarter of 2001. In the Benelux, Versatel approaches the residential market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential voice market. Also, in The Netherlands, Versatel offers Internet services directly to the residential market through Zon. As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly. In Germany, we believe market dynamics including the high penetration of ISDN services, justify offering services directly to the residential market in select situations. As a result, our German operations service residential customers and this has resulted in a substantial increase in our residential customer base.

         As a result of our continued growth, our total number of business customers, including data and Internet customers was more than 67,000 as of June 30, 2001. The following table sets forth the total number of customers for our services, for the years ended December 31, 1999 and December 31, 2000 and for the six months ended June 30, 2000 and June 30, 2001:

                                         Years Ended         Six Months Ended
                                         December 31,             June 30,
                                   ----------------------- ---------------------
                                     1999          2000        2000        2001
                                   ----------    ---------   ---------   -------
Customers
    Business
       Benelux
          Direct..................      119          589         233       1,832
          Indirect................   11,303       23,881      18,198      23,202
          Web-hosting.............   10,535       21,707      14,000      27,000
       Germany
          Direct..................      522        4,472       2,754       6,113
          Indirect................    3,899        7,962       6,490       9,373

    Residential...................    1,533       31,790      28,946      36,850

    Carrier services..............       45          146          84         162

         The number of subscribers to Zon, our Internet Service Provider, has increased to 1,197,000 on June 30, 2001 from 968,000 on December 31, 2000.

Cost of Revenues

         Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

         We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own local access and backbone network. However, we may continue to deploy leased lines to directly connect customers to our network in order to either accelerate such customer's connection to our network in which case we will replace the leased line with own fiber, connect a customer with transaction volumes that do not justify the investment cost associated with a direct connection on own fiber, or a customer that is located too far from our network infrastructure to economically justify a direct connection on own fiber. We expect fixed network costs in the long run to decline due to the continuing build out of our network, technological improvements, and further liberalization of the European telecommunications market and increased availability of transmission capacity.

         We have experienced a decline in the variable costs associated with minutes of communications traffic on a per minute basis for several factors, including: (a) the incremental build out of our network, which increases the number of points we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which leads to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which results in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. Although these expenses increased as we developed and expanded our operations, they have started to decline in the two most recent quarters, both as a percentage of revenue and in absolute terms. We expect selling, general and administrative expenses as a percentage of revenue to vary from period to period. Due to the restructuring announced in March 2001, we expect to realize total annual savings in selling, general and administrative expenses of approximately (euro)15.0 million, with (euro)10.0 million of such savings expected to be realized in 2001.

Depreciation and Amortization

         We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 20 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, requires large capital expenditures resulting in larger depreciation charges in the future. In addition, the goodwill associated with our acquisitions will account for a substantial portion of our depreciation and amortization charge. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, we capitalize selling, general and administrative expenses to the extent that they relate to network development activities, IT development or product development. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges.

Foreign Exchange

         A significant portion of our indebtedness is denominated in U.S. dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than those linked to the euro.

Results of Operations

         For the three months ended June 30, 2001 compared to the three months ended June 30, 2000

         Revenues increased by (euro)16.5 million to (euro)63.0 million for the three months ended June 30, 2001 from (euro)46.5 million for the three months ended June 30, 2000. Gross billings increased by (euro)22.0 million to
(euro)68.5 million for the three months ended June 30, 2001 from (euro)46.5 million for the three months ended June 30, 2000, representing an increase of 47.3%. New revenues were generated primarily through the connection of new customers, the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany. During the three months ended June 30, 2001, we did not recognize (euro)1.3 million of revenue from a financially troubled voice reseller due to the unlikely recovery of payment.

         Included in the revenues are data and Internet service revenues amounting to (euro)29.2 million for the three months ended June 30, 2001, up from (euro)19.7 million for the three months ended June 30, 2000, representing an increase of 48.2%. Our voice revenues increased to (euro)27.4 million in the three months ended June 30, 2001, from (euro)26.0 million in the three months ended June 30, 2000. Gross voice billings increased by (euro)6.9 million to
(euro)32.9 million for the three months ended June 30, 2001 from (euro)26.0 million for the three months ended June 30, 2000, representing an increase of 26.5%. We also made other data related sales of (euro)6.5 million in the three months ended June 30, 2001. We made other data related sales of (euro)0.7 million in the three months ended June 30, 2000.

         Our total number of business customers increased to more than 67,000 on June 30, 2001 compared to 41,500 on June 30, 2000. As of June 30, 2001, Zon had more than 1,197,000 registered subscribers in The Netherlands compared to more than 639,000 on June 30, 2000.

         Cost of revenues increased by (euro)6.2 million to (euro)39.3 million for the three months ended June 30, 2001 from (euro)33.1 million for the three months ended June 30, 2000. Cost of revenues related to gross billings increased by (euro)11.7 million to (euro)44.8 million for the three months ended June 30, 2000 from (euro)33.1 million for the three months ended June 30, 2000, representing an increase of 35.3%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to co-location facilities and Internet termination charges.

         Our cost of revenues have also been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes.

         However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

         Selling, general and administrative expenses decreased by (euro)8.8 million to (euro)44.2 million for the three months ended June 30, 2001, from
(euro)53.0 million for the three months ended June 30, 2000, representing a decrease of 16.6%. This decrease is primarily attributed to the implementation of the restructuring plan during the three months ended June 30, 2001.

         Included in these expenses is a non-cash charge of (euro)1.2 million related to the issuance of employee stock options.

         Depreciation and amortization expenses increased by (euro)13.7 million to (euro)35.1 million for the three months ended June 30, 2001, from (euro)21.4 million for the three months ended June 30, 2000. Depreciation of fixed assets increased by (euro)13.7 million to (euro)28.0 million for the three months ended June 30, 2001 from (euro)14.3 million for the three months ended June 30, 2000. This increase is primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture for our new headquarters and datacenter. Also included in the depreciation and amortization expenses is the amortization of goodwill of (euro)7.1 million for the three months ended June 30, 2001, unchanged for the three months ended June 30, 2000.

         Currency exchange losses, net, increased by (euro)22.9 million to
(euro)24.2 million for the three months ended June 30, 2001 from (euro)1.3 million for the three months ended June 30, 2000. The increase is attributed to an increase in the devaluation of the euro to the dollar from $0.8794 per
(euro)1.00 as of March 31, 2001 to $0.8474 per (euro)1.00 as of June 30, 2001, a devaluation of 3.6% compared to a stable rate of exchange in the three months ended June 30, 2000.

         Interest income decreased by (euro)2.2 million to (euro)12.1 million for the three months ended June 30, 2001, from (euro)14.3 million for the three months ended June 30, 2000. This decrease can be attributed to a decrease in our cash- and marketable securities balance from (euro)1,530.6 million on June 30, 2000 to (euro)957.1 million on June 30, 2001.

         Interest expense increased by (euro)1.3 million to (euro)46.2 million for the three months ended June 30, 2001, from (euro)44.9 million for the three months ended June 30, 2000. The increase is due to a devaluation of the euro against the US dollar, resulting in higher interest expense on our US dollar denominated indebtedness.

         Results from investments were nil for the three months ended June 30, 2001, a decrease of (euro)2.3 million from (euro)2.3 million for the three months ended June 30, 2000, relating to the book gain on the sale of Telebel GmbH, Germany and the application of the equity accounting method of our investment in VersaPoint.

         Extraordinary Item amounted to (euro)5.9 million for the three months ended June 30, 2001. The company extinguished some of its long-term debt instruments and realized an extraordinary profit of (euro)5.9 million on these transactions.

         For the six months ended June 30, 2001 compared to the six months ended June 30, 2000

         Revenues increased by (euro)49.1 million to (euro)124.8 million for the six months ended June 30, 2001 from (euro)75.7 million for the six months ended June 30, 2000. Gross billings increased by (euro)54.6 million to (euro)130.3 million for the six months ended June 30, 2001 from (euro)75.7 million for the six months ended June 30, 2000, representing an increase of 72.1%. This increase is due to autonomous growth and acquisitions. New revenues were generated primarily through the connection of new customers, the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany, and an increase in carrier services sales. The acquisition of KomTel in Germany, acquired on March 24, 2000, and Klavertel N.V. and its wholly owned subsidiaries Compath N.V., Keys-Tone N.V. and MDDI. N.V. in Belgium, acquired on June 9, 2000 also contributed to this increase. Included in the revenues for the six months ended June 30, 2001, are sales from KomTel of
(euro) 18.4 million ((euro)9.3 million for the six months ended June 30, 2000), and Klavertel and its wholly owned subsidiaries Compath N.V., Keys-Tone N.V. and MDDI N.V. in Belgium of (euro)8.2 million for the six months ended June 30, 2001 ((euro)1.0 million for the six months ended June 30, 2000). During the six months ended June 30, 2001, we did not recognize (euro)1.3 million of revenue from a financially troubled voice reseller due to the unlikely recovery of payment.

         Included in the revenues are data and Internet service revenues amounting to (euro)55.2 million for the six months ended June 30, 2001, up from
(euro)30.7 million for the six months ended June 30, 2000, representing an increase of 79.8%. Our voice revenues increased to (euro)59.3 million in the six months ended

June 30, 2001, from (euro)41.7 million in the six months ended June 30, 2000. Gross voice billings increased by (euro)23.1 million to (euro)64.8 million for the six months ended June 30, 2001 from (euro)41.7 million for the six months ended June 30, 2000, representing an increase of 55.4%. We also made other data related sales of (euro)10.3 million in the six months ended June 30, 2001, compared to (euro)3.4 million in the six months ended June 30, 2000.

         Our total number of business customers increased to more than 67,000 on June 30, 2001 compared to 41,500 on June 30, 2000. As of June 30, 2001, Zon had more than 1,197,000 registered subscribers in The Netherlands compared to more than 639,000 on June 30, 2000.

         Cost of revenues increased by (euro)24.2 million to (euro)79.5 million for the six months ended June 30, 2001 from (euro)55.3 million for the six months ended June 30, 2000. Cost of revenues relating to gross billings increased by (euro)29.7 million to (euro)85.0 million for the six months ended June 30, 2000 from (euro)55.3 million for the six months ended June 30, 2000, representing an increase of 53.7%, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines to co-location facilities and Internet termination charges. Our acquisitions of Komtel in Germany added (euro)14.0 million to cost of revenues for the period ((euro)7.2 million for the six months ended June 30, 2000) and our acquisition of Klavertel N.V. and its wholly owned subsidiaries, Compath N.V., Keys-Tone N.V. and MMDI N.V. in Belgium added (euro)7.0 million ((euro)0.9 million for the six months ended June 30, 2000).

         Our cost of revenues have also been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes.

         However, our cost of revenues were positively impacted by a relative reduction in our dependency on leased lines to connect our customers directly on to our backbone network.

         Selling, general and administrative expenses increased by (euro)1.9 million to (euro)91.6 million for the six months ended June 30, 2001, from
(euro)89.7 million for the six months ended June 30, 2000, representing an increase of 2.1%. The modest increase can primarily be attributed to savings achieved due to the restructuring plan that was implemented at the end of March 2001.

         Included in these expenses is a non-cash charge of (euro)3.8 million related to the issuance of employee stock options.

         Restructuring expense amounted to (euro)7.5 million for the six months ended June 30, 2001 as a result of the restructuring initiated by Versatel in March 2001. Under the restructuring plan, Versatel identified approximately 300 employees to be terminated. The restructuring was initiated to enable Versatel to realize synergies existing in its operations resulting from its increased operations.

         Depreciation and amortization expenses increased by (euro)28.7 million to (euro)65.4 million for the six months ended June 30, 2001, from (euro)36.7 million for the six months ended June 30, 2000. Depreciation of fixed assets increased by (euro)26.8 million to (euro)51.2 million for the six months ended June 30, 2001 from (euro)24.4 million for the six months ended June 30, 2000. This increase is primarily related to depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture for our new headquarters and datacenter. Also included in the depreciation and amortization expenses is the amortization of goodwill of (euro)14.2 million for the six months ended June 30, 2001, compared to (euro)12.3 million for the six months ended June 30, 2000. The increase in the amortization of goodwill is primarily due to the additional goodwill incurred in connection with the acquisitions of Komtel and Klavertel and its subsidiaries.

         Currency exchange losses, net, increased by (euro)36.4 million to
(euro)61.7 million for the six months ended June 30, 2001 from (euro)25.3 million for the six months ended June 30, 2000. The increase is attributed to an increase in the devaluation of the euro to the dollar from $0.9388 per
(euro)1.00 as of December 31, 2000 to $0.8474 per (euro)1.00 as of June 30, 2001, a devaluation of 9.7% compared to a devaluation of 4.4% in the six months ended June 30, 2000.

         Interest income increased by (euro)2.8 million to (euro)26.3 million for the six months ended June 30, 2001, from (euro)23.5 million for the six months ended June 30, 2000. This increase is primarily attributed to our increased positive cash balance as a result of our debt and equity offerings at the end of March 2000, partially offset by a decrease in our cash balance since these offerings.

         Interest expense increased by (euro)17.5 million to (euro)90.7 million for the six months ended June 30, 2001, from (euro)73.2 million for the six months ended June 30, 2000. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings at the end of March 2000.

         Results from investments decreased by (euro)2.2 million from (euro)2.3 million for the six months ended June 30, 2000, to (euro)0.1 million for the six months ended June 30, 2001, as a result of a book gain on the sale of Telebel GmbH, Germany and the application of the equity accounting method of our investment in VersaPoint realized in the six months ended June 30, 2000, whilst a book gain of (euro)0.1 million was realized in the six months ended June 30, 2000, relating to the sale of Keys- Tone N.V. in Belgium.

         Extraordinary Item amounted to (euro)5.9 million for the six months ended June 30, 2001. The company extinguished some of its long-term debt instruments and realized an extraordinary profit of (euro)5.9 million on these transactions.

Liquidity and Capital Resources

         We have used significant cash in operating activities, and invested heavily in the development of our business and network, which resulted in significant negative cash flows.

         We have used a significant amount of the net proceeds of our debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes.

         Our existing cash balances, together with other available financing and cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures to expand our local access network, invest in Internet and data services, as well as for acquisitions and anticipated losses until the beginning of 2004.

         Although we currently maintain significant cash balances, we may require additional capital earlier than anticipated to continue funding the expansion and development of our network and service offerings as well as for acquisitions.

         To date, we have made limited use of bank facilities and capital lease financing. We may seek to raise senior secured debt financing in the future to fund the expansion of our network and for general corporate purposes.

         On May 15, 2001, our funds that had been placed in escrow to cover interest payments on the high yield notes issued in 1998 had been exhausted. We will need to substantially increase our net cash flow in order to meet our debt service obligations.

         The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

         Net cash used in operating activities was (euro)104.7 million for the six months ended June 30, 2001, compared to (euro)92.7 million for the six months ended June 30, 2000. This increase was primarily the result of an increase in operating losses and the increase in accounts receivable as a result of increased revenues.

         Net cash used in investing activities was (euro)73.4 million for the six months ended June 30, 2001, compared to (euro)1,230.6 million from investing activities for the six months ended June 30, 2000. Included in the cash used in investing activities for the six months ended June 30, 2000 are non-recurring finance costs due to our offerings of senior notes and convertible notes in March 2000 of (euro)19.7 million, and (euro)93.8 million paid in connection with the acquisition of and investment in new businesses, which mainly consist of
(euro)61.6 million paid to the former shareholder of Komtel, (euro)25.0 million invested in Versapoint, (euro)4.3 million paid for our investment in Klavertel and its subsidiaries, (euro)1.4 million paid in connection with our investment in Hot Orange B.V., and (euro)1.0 million paid for Consumer desk B.V. Net disinvestment in marketable securities for the six months ended June 30, 2001 amounted to (euro)212.9 million primarily due to cash requirements from operating activities and capital expenditures incurred in connection with customer connections. For the six months ended June 30, 2000, the net investment in marketable securities amounted to (euro)939.9 million, primarily due to the successful debt and equity offerings during March of 2000.

         Net cash provided by financing activities was (euro)23.4 million for the six months ended June 30, 2001, compared to (euro)929.2 million provided by financing activities for the six months ended June 30, 2000. Included in the cash provided by financing activities for the six months ended June 30, 2000 are non-recurring proceeds from the offerings of senior notes and convertible notes of (euro)667.3 million, and the offering of ordinary shares of (euro)241.1 million.

         During the three- and six month periods ended June 30, 2001, Versatel repurchased in the open market (euro)8.0 million in principal amount outstanding of its long term debt securities. Versatel continues to explore options to reduce its outstanding debt and improve its capital structure.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative or trading nature.

         Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated.

         The notes issued in the two high yield offerings in 1998, $225,000,000 13 1/4% Senior Notes and $150,000,000 13 1/4% Senior Notes will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 11?% Senior Notes and (euro)120,000,000 11?% Senior Notes will mature on July 15, 2009, and the high yield notes issued in March 2000, 11 1/4% (euro)300,000,000 Senior Notes will mature on March 30, 2010. Our convertible notes, (euro)300,000,000 4% Senior Convertible Notes due 2004, and (euro)360,000,000 4% Senior Convertible Notes due 2005 will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At June 30, 2001, the fair value of the notes issued in the high yield offerings was approximately (euro)338.0 million and the fair value of our convertible notes was approximately (euro)178.0 million.

         The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in euro. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the remaining proceeds from our dollar denominated offerings to pay for such costs. However, as of June 30, 2001, we had exchanged all but $13.6 million of the proceeds from these offerings into Dutch guilders or euro. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we may become subject to greater foreign exchange fluctuations as we continue to expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

                           PART II - OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

Taxation on share option plan

         In October 2000, we were informed by the public prosecutor of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and believe that the tax treatment of these options was correct, we are in negotiations with the public prosecutor to settle these charges (without admitting or denying guilt). The public prosecutor has indicated that he intends to seek a penalty and tax payment up to approximately (euro)15.0 million. Versatel intends to vigorously challenge both the tax payment as well as the payment of any significant penalty amount.

         Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

ITEM 2.  CHANGES IN SECURITIES

              None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

              None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

              None.

ITEM 5.  OTHER INFORMATION

              None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

              None.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 10, 2001.


                                  Versatel Telecom International N.V.


                                  By:      /s/ RAJ RAITHATHA
                                      -------------------------------
                                           Raj Raithatha
                                           Managing Director and
                                           Chief Executive Officer



                                  By:      /s/ PHILIPPE SANTIN
                                      -------------------------------
                                           Philippe Santin
                                           Chief Financial Officer